
November 19, 2010

<u>VIA U.S. Mail and Facsimile</u>

Domonic J. Carney
Chief Financial Officer
Composite Technology Corporation
2026 McGaw Avenue
Irvine, CA 92614

> **Re:** **Composite Technology Corporation**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Filed December 14, 2009**
> **File No. 000-10999**

Dear Mr. Carney:

We have reviewed your response dated November 5, 2010 and related filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1.   We note your response to prior comment 1. Please review Question 115.06 of our
        Securities Act Forms Compliance and Disclosure Interpretations, available at
        http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm and clarify how you
        concluded that you will be eligible to use short-form registration in March 2011.
        Also tell us how you intend to address your outstanding registration statements on
        Form S-3 at the time you file your next annual report on Form 10-K. See
        Question 114.04 of our Securities Act Forms Compliance and Disclosure
        Interpretations.

        You may contact Kristin Lochhead at (202) 551-3664, Kate Tillan at (202) 551-
3604 or me at (202) 551-3671 if you have questions regarding comments on the financial
statements and related matters. If you have other questions, please contact Joe McCann
at (202) 551-6262 or Geoff Kruczek at (202) 551-3641.

                                        Sincerely,

                                        /s/Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant